THE TURNER CORPORATION AND SUBSIDIARIES              Exhibit 11
        COMPUTATION OF EARNINGS PER SHARE
     (in thousands, except per share amounts)

                                                          (unaudited)
                                                  Three Months Ended March 31,
                                                        1995          1994


PRIMARY
Weighted average common shares outstanding               5,160        5,103

Common stock equivalents (assuming the use of the
proceeds
  from their exercise or issuance to acquire
treasury stock using
  the average quarterly market price) granted
under employee stock
  option and stock purchase plans                           55           57

Weighted average common and common equivalent            5,215        5,160
shares outstanding


Earnings available to common shareholders less
dividends
  on preferred stock, net of tax                          $549         $602


  Earnings per common share                              $0.11        $0.12

FULLY DILUTED

Weighted average shares outstanding used in the
computation of primary
  earnings per share                                     5,160        5,103

Common stock equivalents (assuming the use of the
proceeds from
  their exercise or issuance to acquire treasury
stock using the
  quarter ended market price) granted under
employee stock
  option and stock purchase plans                           55           57

Conversion of convertible preferred stock to               849          849
common stock

Stock option equivalent shares                               -            8

Weighted average common and common equivalent            6,064        6,017
shares outstanding


Earnings available for common shareholders less
  preferred dividend differential                         $549         $602

  Earnings per share                                     $0.09        $0.10